November 1, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	J. Nolan McWilliams, Attorney-Advisor Susan Block, Attorney-Advisor Lyn Shenk, Accounting Branch Chief Patrick Kuhn, Staff Accountant

Re:	BT Brands, Inc. Registration Statement on Form S-1 Filed August 13, 2019 File No. 333-233233

Dear Mr. McWilliams:

This letter sets forth the responses of BT Brands, Inc., a Delaware corporation (“we,” “us” or the “Company”), to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated October 28, 2019 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

We are concurrently submitting via EDGAR this letter and Amendment No. 2 to the Registration Statement (the “Amendment No. 2”).

Set forth below are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Securities and Exchange Commission

November 1, 2019

Form S-1 filed October 18, 2019

Description of Securities, page 58

1.	We note your response to our prior comment 6 and your amended bylaws, and re-issue the comment in part. Please also disclose here whether the exclusive forum provision applies to Securities Act claims. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised Amendment No. 2 to disclose that the exclusive forum provision in the Company’s bylaws applies to Securities Act claims. To this end, we have revised the following sections to include such addition:

•	the risk factor titled “Our bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees,” appearing on page 30 of the prospectus; and

•	the caption titled “Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws— Certificate of Incorporation and Bylaw Provisions” under the heading “Description of Securities” appearing on page 61 of the prospectus.

We respectfully advise the Staff that we have further revised Amendment No. 2 to indicate that the fixed price at which the selling stockholders may sell their shares after the effective date of the Registration Statement is $1.50, rather than the $2.50 indicated in Amendment No. 1. We have made such revisions on the cover page of the prospectus and on page 64 of the prospectus under the heading “Plan of Distribution.”

Upon completion of your review of the Amendment No. 2, assuming there are no further material comments and the staff does not otherwise object, we would like to request the effectiveness of the Registration Statement.

We hope that the responses we have provided in this correspondence are helpful and fully resolve the comments raised in the Comment Letter. If you have any questions or further comments, please feel free to contact the undersigned at (612) 414-5104 or by email at kbrimmer@itsburgertime.com.

Very truly yours,

BT BRANDS, INC.

By:	/s/ Kenneth Brimmer
Kenneth Brimmer,
Chief Operating Officer